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Exhibit 21.1

Solaris Oilfield Infrastructure, Inc.

List of Subsidiaries

Name	Jurisdiction of Organization
Solaris Oilfield Infrastructure, LLC	Delaware
Solaris Oilfield Site Services Operating, LLC	Texas
Solaris Oilfield Early Property, LLC	Texas
Solaris Oilfield Site Services Personnel LLC	Delaware
Solaris Logistics, LLC	Delaware

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  Exhibit 21.1
Solaris Oilfield Infrastructure, Inc. List of Subsidiaries